Exhibit (a)(1)(I)

Voluntary Public Takeover Offer by Grand Chip Investment GmbH, Frankfurt am Main, to the Shareholders of AIXTRON SE, Herzogenrath

Technical Guidelines for the Settlement

AIXTRON SE registered shares:	ISIN DE000A0WMPJ6
AIXTRON SE registered shares submitted for sale:	ISIN DE000A2BPYT0
AIXTRON SE registered shares subsequently submitted for sale:	ISIN DE000A2BPSF1
AIXTRON SE-ADSs	ISIN US0096061041

The no-par-value registered shares of AIXTRON SE (“AIXTRON”) are securitized in global certificates eligible for collective safe custody.

Important Notice:

The custodian banks are hereby informed that the interim securities DE000A2BPYT0 and DE000A2BPSF1 shall be settled as CASCADE RS securities.

The Settlement of the Takeover Offer for AIXTRON SE-ADS is not covered by these technical guidelines. For the acceptance of the Takeover Offer for AIXTRON SE-ADS, please refer to the respective publications of the relevant depositories where the AIXTRON SE-ADSs are held, as well as the respective sections of the Offer Document. “The Bank of New York Mellon,” whose contact details are listed in Section 11.2.1 of the Offer Document, shall act as settlement agent for the Takeover Offer for the AIXTRON SE ADSs.

Voluntary Public Takeover Offer

Grand Chip Investment GmbH (the “Bidder”) offers to buy the no-par-value registered shares of all AIXTRON SE Shareholders (the “AIXTRON Shareholders”), each of which shares has a notional stake in the share capital of EUR 1.00 (ISIN DE000A0WMPJ6) (the “AIXTRON Shares”), at a purchase price of EUR 6.00 per share, in accordance with the provisions and terms and conditions of the Offer Document (the “Takeover Offer”). Only the information in the Offer Document (the “Offer Document”) published on July 29, 2016 is legally binding for the Takeover Offer.

The Takeover Offer is a voluntary public offer to purchase securities pursuant to the German Securities Acquisition and Takeover Act (“WpÜG”) in conjunction with the Regulation on the Content of the Offer Document, the Consideration for Takeover Offers and Mandatory Offers, and the Release from the Obligation to Publish and to make a Tender Offer (Verordnung über den Inhalt der Angebotsunterlage, die Gegenleistung bei Übernahmeangeboten und Pflichtangeboten und die Befreiung von der Verpflichtung zur Veröffentlichung und zur Abgabe eines Angebots — WpÜG-Angebotsverordnung, the “German Takeover Offer Regulation”, together with the German Takeover Act the “German Takeover Law”).

The Takeover Offer is being implemented in accordance with German Takeover Law and the provisions of the securities law of the United States of America (the “United States” or “U.S.”), including the applicable provisions governing tender offers under the U.S. Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”), and the rules and regulations promulgated thereunder. In order to reconcile certain areas where German Takeover Law and U.S. law conflict, the Bidder requested relief from the staff of the U.S. Securities and Exchange Commission (“SEC”), as further described in Section 20. The staff of the SEC’s Division of Corporation Finance has stated to the Bidder that they are in a position to grant the requested relief. Accordingly, the Offer Document has been prepared on the basis that such relief is granted.

The publication of this Takeover Offer has been exclusively approved by the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht, “BaFin”) and the Bidder does not intend to make this Takeover Offer as a public offer in accordance with the provisions of any jurisdictions other than the Federal Republic of Germany (“Germany”) and the United States. Accordingly, no other registrations, approvals or authorizations have been applied for or granted in respect of the Offer Document and/or the Takeover Offer outside of Germany and the United States. Consequently, the Bidder does not assume any responsibility for compliance with any legal requirements other than German and U.S. legal requirements. As a result, AIXTRON Securityholders should not rely on the application of laws of any other jurisdiction for investor protection.

Publication and Distribution of the Offer Document

BaFin reviewed the Takeover Offer and the Offer Document in German language pursuant to German law and approved the publication of the Offer Document on July 29, 2016.

Beyond the publications mentioned in the Offer Document, no further publications of the Offer Document are planned.

The publication, dispatch, distribution or dissemination of the Offer Document or any other documents related to the Takeover Offer outside of Germany and the United States may result in the applicability of the laws of jurisdictions other than those of Germany, the United States and may be subject to legal restrictions in such other jurisdictions.

The Offer Document may be published and distributed in the European Union or the European Economic Area in accordance with the provisions of this Offer Document and the applicable laws and regulations.

Subject to the provisions in Section 1.4, of the Offer Document as well as any other documents related to the Takeover Offer, notwithstanding their availability on the internet as required under German Takeover Law and U.S. law, are not designated for publication, dispatch, distribution or dissemination in jurisdictions other than Germany and the United States. Unless otherwise provided for in the Section 1.4 of the Offer Document, neither the Bidder nor the Persons Acting Jointly With The Bidder within the meaning of section 2 para. 5 of the German Takeover Act (as defined in Section 7.4) have authorized any third person to publish, dispatch, distribute or disseminate the Offer Document as well as any other documents relating to the Takeover Offer outside of Germany and the United States. Neither the Bidder nor the Persons Acting Jointly With The Bidder are obliged to procure, or assume any liability for, the publication, dispatch, distribution or dissemination of the Offer Document as well as any other documents relating to the Takeover Offer outside of Germany and the United States being in conformity with the applicable laws of the relevant jurisdictions.

The Bidder will make the Offer Document available upon request to the appropriate Custodian Banks (as defined in Section 11.1.2) for distribution to AIXTRON Securityholders residing in Germany and the United States only. Printed copies shall not be made available. Beyond this, the Custodian Banks may not dispatch, distribute or disseminate the Offer Document to AIXTRON Securityholders not residing in Germany and the United States unless such actions are in compliance with all applicable legal provisions.

Acceptance of the offer outside the Federal Republic of Germany and the United States of America

The Takeover Offer can be accepted by all domestic and foreign AIXTRON Sharehholders, including, but not limited to, AIXTRON Shareholders in the European Union and the European Economic Area, in accordance with the terms and provisions set out in the Offer Document and the respective applicable legal provisions.

However, the Bidder and the Persons Acting Jointly With The Bidder (as defined in Section 7.4) point out that the acceptance of the Takeover Offer outside of Germany and the United States may be subject to the legal requirements of jurisdictions other than those of Germany and the United States. AIXTRON Shareholders who come into possession of this Offer Document outside of Germany or the United States, who wish to accept the Takeover Offer outside of Germany or the United States and/or who are subject to legal requirements of jurisdictions other than those of Germany and the United States must inform themselves of the relevant applicable legal provisions and comply with them. The Bidder and the Persons Acting Jointly With The Bidder assume no responsibility for the acceptance of the Takeover Offer outside of Germany or the United States being made in compliance with the applicable legal requirements of such other jurisdictions. Any responsibility of the Bidder and the Persons Acting Jointly With The Bidder for any third party’s non-compliance with legal requirements is expressly excluded.

Publication of the Offer Document

As of Friday, July 29, 2016, the Offer Document shall be available on the Internet under “http://www.grandchip-aixtron.com.” The same day, an announcement shall be published in the Bundesanzeiger [Federal Gazette], which shall provide information about the availability of the Offer Document to AIXTRON Shareholders free of charge, inter alia via Deutsche Bank AG (e-mail: dct.tender-offers@db.com, Fax No.: +49 69-910-38794).

Other Publications

Any other legally relevant declarations and announcements by the Bidder related to the Takeover Offer shall be published online under “http://www.grandchip-aixtron.com,” as well as in the Bundesanzeiger [Federal Gazette].

All publications related to the Takeover Offer that are relevant to the technical settlement by the custodian banks shall be made in the Wertpapier-Mitteilungen (“WM”).

Acceptance Period

The acceptance period shall run from Friday, July 29, 2016, until Friday, October 7, 2016, at 24:00 CET. An extension of the acceptance period is not foreseen, other than in the legally stipulated cases.

Offer Conditions

The Takeover Offer and the contracts that come into existence when it is accepted are subject to the offer conditions described in Section 4.2 of the Offer Document (minimum acceptance level, regulatory approvals. etc.) unless the Bidder has not effectively waived their fulfillment.

Non-occurrence of Offer Conditions

If the offer conditions in Section 4.2 of the Offer Document are not met by the respectively specified dates, or if, by those dates, their fulfillment has not been effectively waived, the Takeover Offer shall expire.

In this case, the agreements that were entered into by accepting the Takeover Offer will not become effective and will not be completed.

In such a case, AIXTRON Shares that have already been transferred into the interim securities ISIN DE000A2BPYT0 or DE000A2BPSF1 are to be returned to the original security ISIN DE000A0WMPJ6.

If the Takeover Offer expires and is not replaced, the custodian banks shall be informed in a separate WM notification about the further steps to be taken to reverse the transaction.

Central Settlement Agent

Deutsche Bank AG, Frankfurt am Main, shall act — via DB Investment Services GmbH, Operations, Event Services, CA Processing & Instructions Offers, Wilhelm-Fay-Str. 31 - 37, 65936 Frankfurt am Main, Fax No.: (0 69) 1 2012-6 60 45 — as central settlement agent for the Takeover Offer.

Beginning Immediately:

Providing Information to the Custodian Bank Customers

The custodian banks are asked to send (i) the template for an individual customer letter available in German and English (Appendices 1 and 3) presented at a later point in these WM and (ii) the template for the declaration of acceptance, also available in German and English (Appendices 2 and 4), to the AIXTRON Shareholders at the beginning of the acceptance period and in accordance with the above-mentioned distribution regulations. The respective custodian bank shall be responsible and liable for the legal assessment regarding whether documents can be sent to countries other than the Federal Republic of Germany and the United States of America under the capital market regulations of the respective legal systems.

Friday, July 29, 2016

Beginning of the Acceptance Period

AIXTRON Shareholders can only accept the Takeover Offer in writing within the acceptance period.

The Settlement of the Takeover Offer is expected to take place beginning on Wednesday, August 3, 2016, exclusively via the CASCADE settlement system of Clearstream Banking AG, Frankfurt am Main, (“CBF”). Once a day, by 18:00 CEST, in accordance with the sell orders presented by their customers, the custodian banks are asked to transfer the AIXTRON Shares (DE000A0WMPJ6) on CASCADE (RTS) to the interim securities “AIXTRON Shares Submitted for Sale” (ISIN DE000A2BPYT0) at a ratio of 1 to 1. The Takeover Offer shall only be considered to have been effectively accepted if this transfer has been carried out. The entry in CASCADE shall be made via the function “combination of partial rights/full rights” (ordinary securities transfer ([WPÜ] and partial rights indicator [TR = Teilrechte] Attribute 04). The AIXTRON Shares submitted for sale that have been transferred into ISIN DE000A2BPYT0 will initially remain in the Shareholder’s securities account. A transfer is only possible from the unregistered position (FMB = Freier Meldebestand). The units must therefore be transferred in advance via a share holdings transfer (CASCADE transaction: KVEE BV) into the FMB. The securities category “AIXTRON Shares Submitted for Sale” ISIN DE000A2BPYT0 is to be settled as a registered security. Registrations by re-registration in CASCADE RS due to the above-mentioned transfers (or reverse transfers) are to be made immediately.

Result Reports

By accepting the offer, the AIXTRON Shareholder authorizes his/her custodian bank to instruct and authorize CBF to notify the central settlement agent during the — potentially extended — acceptance period, or during the follow-up transfer period and also during the Additional Acceptance Period, on each trading day of the number of “AIXTRON Shares Submitted for Sale” (ISIN DE000A2BPYT0) or “AIXTRON Shares Subsequently Submitted for Sale” (ISIN DE000A2BPSF1), each of which have been booked to their CBF account. When transferring to ISIN DE000A2BPYT0 or DE000A2BPSF1, the relevant custodian bank concurrently agrees to disclose this portfolio to Deutsche Bank AG.

Tradability of AIXTRON Shares Submitted for Sale

AIXTRON Shares Submitted for Sale (ISIN DE000A2BPYT0) are expected to be tradable on the regulated market of the Frankfurt Stock Exchange beginning on Wednesday, August 3, 2016. Listing on other stock exchanges is not planned.

Trading in AIXTRON Shares Submitted for Sale (ISIN DE000A2BPYT0) will be stopped (i) at the end of the last day of the acceptance period provided that the offer conditions in Section 4.2 of the Offer Document have occurred by then or have been effectively waived or (ii) at the end of the day on which the occurrence of the last closing condition has been published, whichever occurs later.

Trading in the AIXTRON Shares not tendered for the acceptance of the Takeover Offer (ISIN DE000A0WMPJ6) remains unaffected by this offer.

Friday, October 7, 2016

Last Day of the Acceptance Period

The custodian banks must accept declarations of acceptance by the Shareholders by Friday, October 7, 2016, at 24:00 CEST. The transfer of the AIXTRON Shares Submitted for Sale into interim securities should strictly be finalized in CASCADE on the last day of the acceptance period by 18:00 CEST. Declarations of acceptance coming in later on October 7, 2016, by 24:00 CEST are to be accepted by the custodian banks and are to be transferred by the follow-up transfer period. It is absolutely necessary to ensure that the declarations of acceptance are received early enough within the acceptance period. Declarations of acceptance that come in belatedly may only be considered during the Additional Acceptance Period, if applicable.

Information for Clearstream participants who act as intermediate depositories (custodians) for foreign custodian banks.

The above correspondingly applies to Shareholders residing abroad. Their declarations of acceptance also have to be received by their local custodian bank by 24:00 CEST or their corresponding local time. The Clearstream participant, however, does not necessarily have to receive the transfer order of the foreign custodian bank by October 7, 2016, at 24:00 CEST, but only soon enough so that the Clearstream participant can effect a transfer into the interim securities category by October 11, 2016, at 18:00 CEST.

Tuesday, October 11, 2016

Last option for a punctual transfer into the interim securities category

Custodian banks that received declarations of acceptance and were unable to transfer the respective AIXTRON Shares into the interim securities category in due time, have the opportunity to effect transfers in the Real-Time Settlement (RTS) system by Wednesday, October 11, 2016, at 18:00 CEST.

Therefore, open stock exchange transactions in AIXTRON Shares with the closing date of October 7, 2016, can be taken into account for the Settlement of the Takeover Offer by CBF.

For AIXTRON Shares that are not transferred by October 11, 2016, at 18:00 CEST, the declaration of acceptance is void.

Possible Extension of the Acceptance Period

The Bidder can modify the offer up until one business day before the end of the acceptance period, namely Thursday, October 6, 2016. If the Takeover Offer is modified during the last two weeks prior to the end of the acceptance period, the acceptance period is extended by two weeks and thus ends Friday, October 21, 2016, at 24:00 CEST.

If during the acceptance period of the Takeover Offer, a third party makes a public purchase or exchange offer to purchase AIXTRON Shares (a “Competing Offer”), and if the acceptance period of the Offer expires before the acceptance period of the Competing Offer, the expiration of the acceptance period of the Offer is determined by the expiration of the acceptance period of the Competing Offer. The same applies if the Competing Offer is modified or prohibited, or violates legal provisions.

Right of Withdrawal

AIXTRON Shareholders who have accepted the Takeover Offer within the acceptance period can withdraw their acceptance before the end of the acceptance period without giving reasons.

If the Takeover Offer is modified, AIXTRON Shareholders can withdraw their acceptance of the Offer before the end of the acceptance period, provided that they accepted the Offer before the modifications were published. If a Competing Offer is submitted within the acceptance period of the Offer, AIXTRON Shareholders who have already accepted the Offer can withdraw their acceptance within the acceptance period, provided that their acceptance took place before the Offer Document of the Competing Offer was published.

If the offer conditions described in Section 4.2.2 of the Offer Document are not met within 30 calendar days after the end of the acceptance period (and were not legally effectively waived within the acceptance period), during the period after the 30th calendar day after the end of the acceptance period, and until the offer conditions described in Section 4.2.2 are met (and the Bidder’s resulting obligation to pay the Offer compensation), AIXTRON Shareholders shall have the right to withdraw their declared acceptance unless the Bidder is granted an extension of the 30-day period by the SEC’s Division of Corporation Finance and has published it before the end of the 30-day period in Section 20.

If the terms and conditions of the Takeover Offer described in Section 4.2.2 are only met after the end of the acceptance period, AIXTRON Shareholders cannot, with regard to their AIXTRON Shares, withdraw their acceptance from the time the offer conditions described in Section 4.2.2 are met until the Bidder has paid the Offer compensation.

Withdrawal shall be made via a written declaration that must be received by the custodian bank within the acceptance period or after the end of the above-mentioned 30-day period and before the last Offer condition is met, and via transfer of the AIXTRON Shares Submitted for Sale back into ISIN DE000A0WMPJ6. For this purpose, the custodian banks have to effect the declarations of withdrawal in CASCADE promptly, and no later than at 18:00 CEST on the second banking day after the end of the — possibly extended — acceptance period via transfer back into ISIN DE000A0WMPJ6 at CBF, and they have to carry out the above-described further steps required for registered shares.

Back transfers from the interim securities ISIN DE000A2BPYT0 caused by withdrawals can be carried out within the acceptance period with the function “consolidation of partial rights/full rights” (ordinary securities transfer [WPÜ] and partial rights indicator [TR = Teilrechte] Attribute 03) into the securities category AIXTRON Shares (ISIN DE000A0WMP6).

AIXTRON Shareholders must apply for withdrawals after expiry of the 30-day period via a written declaration of withdrawal to be sent via e-mail (dct.tender-offers@db.com) to the central settlement agent, which will then arrange for the back transfer in conjunction with the CBF.

Presumably on Friday, October 14, 2016

Publication of the preliminary results of the Takeover Offer (§ 23 Para. 1 Sentence 1 No. 2 WpÜG) on the internet at “http://www.grandchip-aixtron.com” and in the Bundesanzeiger [Federal Gazette].

Settlement I

If at the time the preliminary results of the Takeover Offer are published (§ 23 Para. 1 Sentence 1 No. 2 WpÜG) the Offer conditions in Section 4.2 of the Offer Document are met or the Bidder has effectively waived them, immediately after the expiration of the acceptance period and the following two-day transfer period, but no later than 12 banking days after this publication, the Settlement of the Offer for the AIXTRON Shares (ISIN DE000A2BPYT0) Submitted for Sale within the acceptance period shall take place. The CBF shall arrange that, for the AIXTRON Shares Submitted for Sale (ISIN DE000A2BPYT0) registered on their CBF accounts, the custodian banks are credited EUR 6.00 per AIXTRON share in accordance with their respective holdings from the day (evening) before the settlement day in exchange for de-recognition of the AIXTRON Shares Submitted for Sale (the “Settlement”).

The custodian banks shall be informed via the WM of the specific settlement date in a timely manner.

Additional Acceptance Period

After the preliminary results of the offer have been published in accordance with § 23 Para. 1 Sentence 1 No. 2 WpÜG on October 14, 2016, AIXTRON Shareholders who have not accepted the Takeover Offer within the regular acceptance period until October 7, 2016, at 24:00 CEST, have, in accordance with WpÜG, the right to accept the offer within two weeks after the preliminary results have been published in accordance with § 23 Para. 1 Sentence 1 No. 2 WpÜG (the “Additional Acceptance Period”). Subject to an extension of the acceptance period, the Additional Acceptance Period shall begin on October 15, 2016, and end Friday, October 28, 2016, at 24:00 CEST. The final result of the Offer is expected to be published on November 3, 2016, on the internet under “http://www.grandchip-aixtron.com” and in the Bundesanzeiger [Federal Gazette].

Further details regarding the Settlement of the Takeover Offer and the Settlement within and after the Additional Acceptance Period shall be announced separately in the WM in a timely manner.

During the Additional Acceptance Period the transfer of the AIXTRON Shares (DE000A0WMPJ6) will be effected to the interim securities “AIXTRON Shares Subsequently Submitted for Sale” (ISIN DE000A2BPSF1) at a ratio of 1 to 1.

Custodian Bank Commission

The sale shall be free of expenses and charges for those AIXTRON Shareholders who hold their AIXTRON Shares in safe custody at a domestic institution (including domestic branch offices of foreign institutions). Therefore, if the Takeover Offer is accepted and takes effect, the Bidder shall compensate the domestic custodian banks with EUR 7.50 per securities account/customer. The commission shall only be paid to domestic custodian banks whose portfolios are held in safe custody by the CBF. Banks that act as custodians for foreign banks, are asked to inform their customers appropriately. Taxes and duties, as well as any foreign custodian bank fees, are to be borne by the respective AIXTRON Shareholder accepting the Offer.

To apply for the custodian bank commission, the custodian banks are asked to submit their demands to the central paying and settlement agent after the Settlement after the Additional Acceptance Period — if possible in one demand note — stating the number of submitted shares and the number of securities accounts to which the commission of EUR 7.50 is applicable. The applications are to be sent exclusively by fax to DB Investment Services, Operations / Event Services, CA Processing & Instructions Offers, Fax No.: (069) 12012-66045.

Only the respective inventory-managing CBF account holders are entitled to apply for a custodian bank commission. They are asked to collect the demands of the domestic banks for whom they act as custodians, and send them in aggregated form to the central settlement agent. They are also asked to include their commission demand for their own account separately, on the same form.

If the Takeover Offer is reversed or not concluded, the custodian banks shall not receive a commission.

Safe Custody of Documents

Given the possibility that the Takeover Offer may be amended or reversed if it is not concluded, the custodian banks are asked to keep the customer records relating to Settlement of the Offer in safe custody until further notice.

Anlage 1: Muster des Kundenanschreibens

— Anfang Text Kundenanschreiben —

Freiwilliges öffentliches Übernahmeangebot der Grand Chip Investment GmbH, Frankfurt am Main, an die Aktionäre der AIXTRON SE, Herzogenrath

Sehr geehrte Depotkundin, sehr geehrter Depotkunde,

die Grand Chip Investment GmbH („Bieterin”) hat am 29. Juli 2016 die Angebotsunterlage im Internet unter „http://www.grandchip-aixtron.com” sowie im Rahmen der Schalterpublizität veröffentlicht, in welcher sie allen Aktionären der AIXTRON SE („AIXTRON”) ein freiwilliges öffentliches Übernahmeangebot (Barangebot, im folgenden „Übernahmeangebot”) zum Erwerb ihrer Aktien der AIXTRON („AIXTRON-Aktien”) unterbreitet.

Im Rahmen dieses Übernahmeangebots unterbreitet die Bieterin Ihnen das Angebot, Ihre AIXTRON-Aktien gegen eine Barzahlung von € 6,00 für jede AIXTRON-Aktie zu erwerben. Das Übernahmeangebot steht unter dem Vorbehalt der in Ziffer 4.2 der Angebotsunterlage näher beschriebenen Angebotsbedingungen. Sofern diese Angebotsbedingungen nicht bis zu dem jeweiligen in der Angebotsunterlage bestimmten Zeitpunkt eingetreten sind oder wirksam bis zu einem Werktag vor Ablauf der Annahmefrist auf sie verzichtet worden ist, erlischt das Übernahmeangebot.

Wenn Sie das Übernahmeangebot annehmen wollen, bitten wir Sie, uns möglichst bald, spätestens jedoch bis zum •. Oktober 2016, • Uhr (MESZ), bei uns eintreffend, mit der beigefügten Annahmeerklärung entsprechend zu beauftragen. Im Falle Ihrer Weisung werden wir die AIXTRON-Aktien zunächst in Ihrem Depot belassen, jedoch im Verhältnis 1 : 1 in die separate Internationale Wertpapier-Kenn-Nummer (ISIN) DE000A2BPYT0 umbuchen. Bei Vollzug des Ubernahmeangebots werden wir Ihrem Depot die AIXTRON-Aktien entnehmen und gemäß der in Ziffer 11.1.3 und 11.1.4 der Angebotsunterlage ausgeführten Maßgaben verfahren.

Ohne Ihre Weisung werden wir in dieser Angelegenheit nichts unternehmen.

Gemäß der Bestimmungen der Angebotsunterlage besteht das Recht, bis zum Ende der (ggf. verlängerten) Annahmefrist von der Annahme des Übernahmeangebots zurückzutreten. Weitere Informationen hierzu und zu weiteren möglichen Rücktrittsrechten nach Ende der Annahmefrist können Sie Ziffer 15 der Angebotsunterlage entnehmen.

Der Erhalt der Kaufpreises im Rahmen des Übernahmeangebots ist für Sie provisions- und spesenfrei. Alle weiteren wichtigen Informationen und den vollständigen Wortlaut des Übernahmeangebots können Sie der Angebotsunterlage entnehmen, die unter der oben genannten Internet-Adresse abrufbar ist. Außerdem werden Exemplare der Angebotsunterlage zur kostenlosen Ausgabe bei der Deutsche Bank AG, Taunusanlage 12, 60325 Frankfurt am Main (Fax +49-(0)69-910-38794, E-Mail dct.tender-offers@db.com), bereitgehalten.

Mit freundlichen Grüßen

[Depotbank]

Anlage

Vordruck „Annahmeerklärung”

— Ende Text Kundenanschreiben —

Anlage 2: Muster der Annahmeerklärung

— Anfang Text Annahmeerklärung —

Freiwilliges öffentliches Übernahmeangebot der Grand Chip Investment GmbH, Frankfurt am Main

Depotnummer [•]

Sehr geehrte Damen und Herren,

Ich nehme/wir nehmen das vorgenannte am 29. Juli 2016 veröffentlichte freiwillige öffentliche Übernahmeangebot zum Erwerb von Aktien der AIXTRON SE hinsichtlich

☐            meines/unseres in obigem Depot verbuchten Gesamtbestandes an AIXTRON -Aktien (ISIN DE000A0WMPJ6)

☐                                     Stück meines/unseres in obigem Depot verbuchten Bestandes an AIXTRON-Aktien (ISIN DE000A0WMPJ6)

an. Ich weise/wir weisen Sie an, die von mir/uns zur Übernahme angedienten AIXTRON-Aktien zunächst in meinem/unseren oben genannten Depot(s) zu belassen und unverzüglich im Verhältnis 1 :1 in die ISIN DE000A2BPYT0 umzubuchen.

Ich/wir erklären hiermit ausdrücklich, vom Inhalt der am 29. Juli 2016 veröffentlichten Angebotsunterlage Kenntnis genommen zu haben. Ich gebe/wir geben hiermit die in Ziffer 11.1.3 der Angebotsunterlage aufgeführten Erklärungen ab und erteile / erteilen die dort aufgeführten Weisungen und Vollmachten.

Die entsprechende Gegenleistung bitte ich/bitten wir, zu gegebener Zeit meinem/unserem bei Ihnen geführten Konto gutzuschreiben.

Ort, Datum

Rechtsverbindliche Unterschrift(en)

— Ende Text Annahmeerklärung —

Anlage 3: Muster des Kundenanschreibens (Englisch)

— Anfang Text Kundenanschreiben (Englisch) —

Voluntary Public Takeover Offer by Grand Chip Investment GmbH, Frankfurt am Main, Germany to the shareholders of AIXTRON SE, Herzogenrath, Germany

Dear Client,

On 29 July 2016, Grand Chip Investment GmbH (the „Bidder”) published the Offer Document pursuant to which it offers to all shareholders in AIXTRON SE („AIXTRON”) to acquire all their shares in AIXTRON („AIXTRON Shares”) pursuant to a voluntary public takeover offer (cash offer, subsequently the „Takeover Offer”) in the Internet at „http://www.grandchip-aixtron.com” as well as in the framework of the so-called Over-the-Counter-Publicity.

Within the Takeover Offer, the Bidder offers you to acquire your AIXTRON Shares against a payment of a cash consideration of € 6.00 per AIXTRON Share. The Takeover Offer is subject to the offer conditions described in Section 4.2 of the Offer Document. In case the offer conditions have not been fulfilled until the relevant date indicated in the Offer Document or have not been validly waived  by one day prior to the end of the acceptance period, the Takeover Offer will lapse.

If you would like to accept the Takeover Offer, we kindly ask you to instruct us by returning the enclosed declaration of acceptance form to us as soon as possible, but not later than by • October 2016, • hours (CEST), to be received by us. If you do accept the Takeover Offer, we will initially keep your AIXTRON Shares in your account; however, we will transfer your AIXTRON Shares into the separate ISIN DE000A2BPYT0 at a 1 : 1 ratio. Upon closing of the Takeover Offer, we will withdraw the AIXTRON Shares from your account and will act in accordance with the measures outlined in Sections 11.1.3 and 11.1.4 of the Offer Document.

Without your instruction we will not take any action on your behalf.

Pursuant to the terms of the Offer Document, there will be the right to withdraw from the acceptance of the Takeover Offer until the end of the acceptance period, including any extension thereof. See Section 15 of the Offer Document for a more detailed description of those and any further withdrawal rights that may apply following expiration of the acceptance period.

The receipt of the offer consideration is free of charges for you. The complete terms and conditions of the Takeover Offer are contained in the Offer Document which, as noted above, is available for download at „http://www.grandchip-aixtron.com”. In addition, printed copies of the Offer Document can be obtained at Deutsche Bank AG, Taunusanlage 12, 60325 Frankfurt am Main (Fax +49-(0)69-910-38794, E-Mail dct.tender-offers@db.com), free of charge.

Best regards

[Custodian Bank]

Attachment

Declaration of Acceptance Form

— Ende Text Kundenanschreiben (Englisch) —

Anlage 4: Muster der Annahmeerklärung (Englisch)

— Anfang Text Annahmeerklärung (Englisch) —

Voluntary Public Takeover Offer by Grand Chip Investment GmbH, Frankfurt am Main, Germany

Securities Account Number [•]

Ladies and Gentlemen:,

I/we accept the aforementioned voluntary public takeover offer for the acquisition of shares of AIXTRON SE (“AIXTRON”) published on 29 July 2016 with respect to

☐            All shares of AIXTRON (ISIN DE000A0WMPJ6) held in my/our account.

☐            For                    pcs. of shares of AIXTRON (ISIN DE000A0WMPJ6) held in my/our account.

I/We hereby instruct you to first retain our tendered shares in AIXTRON in the abovementioned custody account but to immediately re-book such shares into ISIN DE000A2BPYT0 at a 1:1 ratio.

I/We have taken note of the contents of the Offer Document published on 29 July 2016 and hereby give our declarations listed under Section 11.1.3 of said Offer Document and grant the necessary instructions, orders and powers of attorney mentioned therein.

We ask the respective offer consideration in cash be credited in due course to our cash account held with you.

Place, Date

Signature(s)

— Ende Text Annahmeerklärung (Englisch) —